[LETTERHEAD OF GENERAL ELECTRIC CAPITAL CORPORATION]

                     February 23, 2010

Justin T. Dobbie, Esq.
Attorney-Advisor
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Electric Capital Corporation
GE Capital Trust I
Registration Statement on Form S-4
Filed February 2, 2010
File No. 333-164631 and 333-164631-01

Dear Mr. Dobbie:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), General Electric Capital Corporation (the “Company”) and GE Capital Trust I (together with the Company, the “Registrants”) hereby respectfully request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, Wednesday, February 24, 2009, at 4 p.m. (Eastern Standard Time), or as soon thereafter as is practicable.

     In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrants will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrants may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by any officer of the Company or by any lawyer with Sidley Austin LLP.

     Each Registrant confirms that it is aware of its obligations under the Securities Act. In addition, each Registrant hereby acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve such Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  such Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Registrants respectfully request that the Commission notify Daniel Rossner at Sidley Austin LLP at (212) 839-5533 upon acceleration of effectiveness of the Registration Statement.

Sincerely,

/s/ Alan M. Green, Esq.

cc:	Daniel M. Rossner Robert Mandell (Sidley Austin LLP)

John M. Brandow Joseph A. Hall
(Davis Polk & Wardwell LLP)

Christian Windsor
(SEC, Division of Corporation Finance)